SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)



                                   Cadiz Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    127537108
                         ------------------------------
                                 (CUSIP Number)

                               Andrew Druch, Esq.
                                ING Capital LLC
                          1325 Avenue of the Americas
                           New York, New York 10019
                                 (646) 424-6154
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              February 11, 2003(1)
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_](2)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


-----------------

1 See item #4 of this Schedule 13D.
2 See item #4 of this Schedule 13D.

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 2 OF 14
--------------------                                        -------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     ING Groep N.V.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (See Instructions)                                                 (b)  [ ]
     Not applicable
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)
     OO (See item #3)
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          3,811,864(3)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            3,811,864(3)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,811,864(3)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.5%(3)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 3 OF 14
--------------------                                        -------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
     ING Capital LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [ ]
     Not applicable
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (See Instructions)
     OO (See item #3)
--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER
  NUMBER OF          3,811,864(3)
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER
  OWNED BY           0
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER
   PERSON            3,811,864(3)
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER
                     0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,811,864(3)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.5%(3)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------------------------------


--------------

3 The beneficial ownership reported hereunder includes 2,425,000 warrants, exercisable immediately, and 1,250,000 shares of common stock issuable upon conversion of the indebtedness of Cadiz Inc., each held by ING Capital LLC. As of January 31, 2003, all of such securities have been transferred from Middenbank Curacao N.V. to ING Capital LLC. ING Groep N.V. does not directly hold any shares of Cadiz Inc.

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 4 OF 14
--------------------                                        -------------------

ITEM 1. SECURITY AND ISSUER

         This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Cadiz Inc., a Delaware corporation (the "Company") and warrants with respect to the Common Stock exercisable immediately (the "Warrants" and, together with the Common Stock, the "Shares").

         The Company's principal executive office is located at 100 Wilshire Boulevard, Suite 1600, Santa Monica, California 90401-1111, United States of America.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) and (b) This Schedule 13D is filed on behalf of ING Groep N.V. ("ING"), a limited liability company organized under the laws of The Netherlands, and ING Capital LLC ("ING Capital"), a limited liability company organized under the laws of the State of Delaware and a wholly-owned indirect subsidiary of ING. ING and ING Capital are sometimes referred to herein as "Reporting Persons".

         ING Capital is engaged principally in providing financial services and related businesses. The principal executive office and principal place of business of ING Capital is located at 1325 Avenue of the Americas, New York, New York 10019.

         ING is a financial services holding company whose subsidiaries are engaged principally in the insurance and banking businesses. The principal executive office and principal place of business of ING is located at Amstelveenseweg 500, 1081 KL Amsterdam, P.O. Box 810, 1000 AV Amsterdam, The Netherlands.

         99.96% of the ordinary shares of ING are owned by, and registered in the name of, Stichting Administratiekantoor ING Groep, a Netherlands trust (the "Trust") and the issuer of Bearer Depositary Receipts of ING Groep N.V.

         Other than the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust, there are no persons or corporations controlling or ultimately in control of ING Capital or ING, respectively. The name and business address of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the Supervisory Board of ING and each member of the Management Board of the Trust are set forth in Annex 1 hereto and incorporated herein by reference.

         (c) The present principal occupation of each executive officer of ING Capital, each executive officer and member of the Executive Board of ING, each member of the

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 5 OF 14
--------------------                                        -------------------

Supervisory Board of ING and each member of the Management Board of the Trust is set forth in Annex 1 hereto and incorporated herein by reference.

         (d) During the last five years, neither ING or ING Capital nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither ING or ING Capital nor, to the best of their knowledge, any of the persons listed in Annex 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         (f) The citizenship of each of the executive officers of ING Capital, the executive officers and members of the Executive Board of ING, the members of the Supervisory Board of ING and the members of the Management Board of the Trust is set forth on Annex 1 hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Shares which are the subject of this filing on Schedule 13D were issued in consideration for the origination of loans (and subsequent extensions and amendments to the terms thereof) by ING Capital LLC, formerly ING Baring (U.S.) Capital LLC, to the Company and were issued either (x) as Common Stock,
(y) as warrants to purchase Common Stock of the Company or (z) as Common Stock issuable upon conversion of the indebtedness of the Company. The Shares which are the subject of this Schedule 13D were originally issued to Middenbank Curacao N.V., an indirect subsidiary of ING and an affiliate of ING Capital. As of January 31, 2003, all of such equity securities have been transferred to ING Capital. These transactions were, with the exception of 350,000 warrants and 25,000 shares of Common Stock which vested on August 1, 2002 and 1,000,000 warrants which vested on January 30, 2003, the subject of a filing on Schedule 13G dated May 1, 2002. Since December, 2002, one of the seats on the Company's board of directors has been held by an officer of ING Financial Services Corp., an affiliate of ING Capital. This seat was granted to ING Capital in connection with its lending relationship with the Company (as further described herein). See item #4. The Reporting Persons, in light of the circumstances described in this item #3 and in item #4 below, now file this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

         As noted  above,  the Shares  which are the  subject of this  filing on
Schedule 13D were acquired from the Company in connection with the origination of loans (and subsequent extensions and amendments to the terms thereof) by ING Capital LLC, formerly ING Baring (U.S.) Capital LLC.

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 6 OF 14
--------------------                                        -------------------

         On February 11, 2003, in the course of a periodic management review of its various lending and investment activities, ING concluded that, in light of the financial condition of the Company and the recent filing by Sun World
International, Inc., one of the Company's material subsidiaries, for judicial protection from its creditors pursuant to Chapter 11 of the United States Bankruptcy Code, ING Capital may, in the future, utilize the rights afforded to it as a holder of the Company's equity securities, to maximize its potential recovery of, and return on, its investment.

         As noted under item #3, one of the seats on the Company's Board of Directors is held by a person affiliated with ING Capital. This person will continue to fulfill his fiduciary duties to the Company, its shareholders and those other constituencies to whom fiduciary duties are owed.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Company has 40,080,799 Shares issued and outstanding, including warrants to purchase shares of its Common Stock and shares issuable upon conversion of outstanding loans issued to the Reporting Persons.(4) The total number of Shares that ING and ING Capital beneficially own is 3,811,864, which represents 9.5% of the Company's total outstanding Shares. It is noted that the exercise price of all warrants which are the subject of this filing is, as of the date hereof, $0.01.

         (b) See items #7, #8, # 9 and #10 on pages 2 and 3.

         (c) Within the last 60 days the Reporting Persons did not effect any transactions in the Company's securities. 1,000,000 additional warrants vested on January 30, 2003.

         (d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares covered by this Schedule 13D.

         (e) Not Applicable.




-------------

4 Based on the filing by the Company on Form 10-Q for the quarterly period ending September 30, 2002, which states that there are 36,405,799 shares outstanding. This number also includes warrants issued to the Reporting Persons and shares issuable upon the conversion of the indebtedness of the Company to ING Capital pursuant to the loans described in item #3.

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 7 OF 14
--------------------                                        -------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See items #3 and #4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1: Joint Filing Agreement

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 8 OF 14
--------------------                                        -------------------

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003.

                                             ING GROEP N.V.


                                             By:  /s/ Cornelis F. Drabbe
                                                -------------------------------
                                                Name:  Cornelis F. Drabbe
                                                Title: Assistant General Counsel


                                             By: /s/ Bert H. Uyttenbroek
                                                -------------------------------
                                                Name:  Bert H. Uyttenbroek
                                                Title: Compliance Officer


                                             ING CAPITAL LLC


                                             By:  /s/ Cornelis F. Drabbe
                                                -------------------------------
                                                Name:  Cornelis F. Drabbe
                                                Title: Assistant General Counsel


                                             By: /s/ Bert H. Uyttenbroek
                                                -------------------------------
                                                Name:  Bert H. Uyttenbroek
                                                Title: Compliance Officer

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 9 OF 14
--------------------                                        -------------------


                                     Annex 1

         DIRECTORS AND EXECUTIVE OFFICERS OF ING CAPITAL LLC, EXECUTIVE
         OFFICERS AND MEMBERS OF THE EXECUTIVE BOARD OF ING GROEP N.V.,
        MEMBERS OF THE SUPERVISORY BOARD OF ING GROEP N.V AND MEMBERS OF
       THE MANAGEMENT BOARD OF STICHTING ADMINISTRATIEKANTOOR ING GROEP.

         The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each executive officer of ING Capital LLC ("ING Capital"), each member of the Supervisory Board of ING Groep N.V. ("ING"), each executive officer and member of the Executive Board of ING and each member of the Management Board of Stichting Administratiekantoor ING Groep (the "Trust"), as applicable, is set forth below. Except as set forth below, each of the executive officers of ING Capital is a citizen of the United States and each of the executive officers and members of the Executive Board of ING, each of the members of the Supervisory Board of ING and each of the members of the Management Board of the Trust is a citizen of The Netherlands. The business address of each executive officer of ING Capital is 1325 Avenue of the Americas, New York, New York 10019. The business address of each executive officer and member of the Executive Board, each member of the Supervisory Board of ING and each member of the Management Board of the Trust is Amstelveenseweg 500, 1081 KL Amsterdam, The Netherlands. Unless otherwise indicated, each occupation set forth opposite the name of an executive officer or member of the Executive Board of ING or a member of the Supervisory Board of ING refers to employment with ING, each occupation set forth opposite the name of a member of the Management Board of the Trust refers to employment with the Trust and each occupation set forth opposite the name of an executive officer of ING Capital refers to employment with ING Capital.

ING GROEP N.V.
--------------

     NAME, POSITION WITH                            PRESENT PRINCIPAL
ING GROEP N.V. AND CITIZENSHIP                   OCCUPATION OR EMPLOYMENT
------------------------------            -------------------------------------

Ewald Kist,                               Chairman of the Executive Board since
Chairman of Executive Board               May 2, 2000.  Vice-Chairman of the
                                          Executive Board since April 1,
                                          1999, and member of the Executive
                                          Board since May 8, 1998.

Hessel Lindenbergh,                       Member of the Executive Board since
Member of Executive Board                 1995.

Cees Maas,                                Chief Financial Officer since 1996
Member of Executive Board                 and member of the Executive Board
                                          since 1992.

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 10 OF 14
--------------------                                        -------------------

     NAME, POSITION WITH                            PRESENT PRINCIPAL
ING GROEP N.V. AND CITIZENSHIP                   OCCUPATION OR EMPLOYMENT
------------------------------            -------------------------------------

Alexander Rinnooy Kan,                    Member of the Executive Board since
Member of Executive Board                 September 1996.

Michel Tilmant,                           Member of the Executive Board since
Vice-Chairman of Executive Board          May 8, 1998. Vice-Chairman of the
Belgian                                   Executive  Board since May 2, 2002,
                                          and Chairman of the Executive
                                          Committee of ING Europe since
                                          January 1, 2000.

Frederick Hubbell,                        Member of the Executive Board since
Member of Executive Board                 May 2, 2002. Chairman of Executive
American                                  Committees of ING Americas and ING
                                          Asia/Pacific since January 2000.

Cor Herkstroter,                          Chairman of the Supervisory Board
Chairman of Supervisory Board             since May 7, 1999 and member since
                                          May 8, 1998.

Mijndert Ververs,                         Vice-Chairman of the Supervisory
Vice-Chairman of Supervisory Board        Board since May 1996 and member
                                          since 1994.

Lutgart van den Berghe,                   Member of the Supervisory Board
Member of Supervisory Board               since 1994. Executive Director of
Belgian                                   the Vlerick Leuven Gent Management
                                          School.  Professor of Corporate
                                          Governance at the University of
                                          Gent, Belgium.

Luella Gross Goldberg,                    Member of the Supervisory Board
Member of Supervisory Board               since 2001.
American

Paul van der Heijden,                     Member of the Supervisory Board since
Member of the Supervisory Board           1995. Rector Magnificus and
                                          Professor of Labor Law and
                                          Industrial Relations at the
                                          University of Amsterdam

Adrianus Gerardus Jacobs,                 Member of the Supervisory Board
Member of Supervisory Board               since June 1, 1998.

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 11 OF 14
--------------------                                        -------------------

     NAME, POSITION WITH                            PRESENT PRINCIPAL
ING GROEP N.V. AND CITIZENSHIP                   OCCUPATION OR EMPLOYMENT
------------------------------            -------------------------------------

Godfried van der Lugt                     Member of the Supervisory Board
Member of Supervisory Board               since 2001.

Paul Baron de Meester,                    Member of the Supervisory Board since
Member of Supervisory Board               May 8, 1998.
Belgian

Johan Stekelenburg,                       Member of the Supervisory Board since
Member of Supervisory Board               September 1, 1997.  Mayor of
                                          Tilburg.

Hans Tietmeyer,                           Member of the Supervisory Board since
Member of Supervisory Board               May 2000.
German

Jan Timmer,                               Member of the Supervisory Board since
Member of Supervisory Board               October 1, 1996.

Karel Vuursteen                           Member of the Supervisory Board since
Member of the Supervisory Board           April 17, 2002.

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 12 OF 14
--------------------                                        -------------------

ING CAPITAL LLC
----------------

                                            PRESENT PRINCIPAL OCCUPATION OR
      NAME AND CITIZENSHIP                            EMPLOYMENT
---------------------------------         -------------------------------------

David Duffy                               President and Chief Executive
Irish                                     Officer (5)

Larry Wagner                              Chief Financial Officer (5)


John Cirrito                              Senior Managing Director and Chief
                                          Operating Officer (5)

Andrew Druch                              General Counsel, Secretary and
                                          Managing Director (5)



----------

(5) Also reflects occupation with ING Financial Holdings Corporation, the sole member of ING Capital LLC.

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 13 OF 14
--------------------                                        -------------------

STICHTING ADMINISTRATIEKANTOOR ING GROEP
----------------------------------------

                                             PRESENT PRINCIPAL OCCUPATION
    NAME, POSITION WITH THE                                OR
     TRUST AND CITIZENSHIP                            EMPLOYMENT
----------------------------------      ---------------------------------------
M. Ververs                              Member since May 12, 1996. Member of
"A" Member                              Supervisory Board of ING Groep N.V.

J.W.M. Simons                           Member and Chairman since September 1,
"B" Member and Chairman                 1997.

T. Regtuijt                             Member since May 12, 1996.
"B" Member

H.J. Blaisse                            Member since December 1, 1999.
"B" Member

C.A.J. Herkstroter                      Member since 14 December, 1999. Member
"A" Member                              of Supervisory Board of ING
                                        Groep N.V.

A.H.J. Risseeuw                         Member since August 1, 2001.
"B" Member

J.J.M. Veraart                          Member since August 1, 2001.
"B" Member

                                  SCHEDULE 13D
--------------------                                        -------------------
CUSIP NO. 127537108                                           PAGE 14 OF 14
--------------------                                        -------------------


                                    Exhibit 1

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

         The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Schedule 13D, and any amendments thereto, be filed on their behalf by ING Groep N.V.

         Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: February 14, 2003.

                                             ING GROEP N.V.


                                             By:  /s/ Cornelis F. Drabbe
                                                -------------------------------
                                                Name:  Cornelis F. Drabbe
                                                Title: Assistant General Counsel


                                             By: /s/ Bert H. Uyttenbroek
                                                -------------------------------
                                                Name:  Bert H. Uyttenbroek
                                                Title: Compliance Officer


                                             ING CAPITAL LLC


                                             By:  /s/ Cornelis F. Drabbe
                                                -------------------------------
                                                Name:  Cornelis F. Drabbe
                                                Title: Assistant General Counsel


                                             By: /s/ Bert H. Uyttenbroek
                                                -------------------------------
                                                Name:  Bert H. Uyttenbroek
                                                Title: Compliance Officer